

Mail Stop 3233

November 29, 2016

<u>Via E-mail</u>
Thomas P. Hunt, Esq.
Executive Vice President, Chief Administrative Officer
and General Counsel
SBA Communications Corporation
8051 Congress Avenue
Boca Raton, Florida 33487

> Re: **SBA Communications REIT Corporation**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed November 10, 2016**
>   **File No. 333-213949**

Dear Mr. Hunt:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 31, 2016 letter.

<u>Our Business, page 51</u>

1. We note your revised disclosure and your response to prior comment 4. Please provide a further breakdown of geographic concentration within the United States, or advise us why you do not believe such geographic concentrations are material to evaluating your business.

<u>Draft Tax Opinion</u>

2. We note the statement in your draft tax opinion that "[t]his opinion may not be relied upon by anyone other than SBA." Please revise to clarify that investors are entitled to rely on the opinion. Refer to Staff Legal Bulletin No. 19 for guidance.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Robert F. Telewicz, Jr., Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Kara MacCullough, Esq.